united states
Securities and Exchange Commission
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934
Commission File No. 001-31272; 001-31272-01
Compass Bancshares, Inc.
Compass Trust I
Compass Trust III
(Exact name of registrant as specified in its charter)
15 South 20th Street
Birmingham, AL 35233
(205) 297-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
8.23% CAPITAL SECURITIES, SERIES A OF COMPASS TRUST I
(AND GUARANTEE OF COMPASS BANCSHARES, INC. WITH RESPECT THERETO)
7.35% CAPITAL SECURITIES OF COMPASS TRUST III
(AND GUARANTEE OF COMPASS BANCSHARES, INC. WITH RESPECT THERETO)
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)[ ]	Rule 12h-3(b)(1)(i)[X]
Rule 12g-4(a)(1)(ii)[ ]	Rule 12h-3(b)(1)(ii)[ ]
Rule 12g-4(a)(2)(i)[ ]	Rule 12h-3(b)(2)(i)[ ]
Rule 12g-4(a)(2)(ii)[ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [ ]
Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compass Bancshares, Inc., Compass Trust I and Compass Trust III have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2007	By:	/s/ Jerry W. Powell
Jerry W. Powell
Secretary of Compass Bancshares, Inc. Administrative Trustee of Compass Trust I Administrative Trustee of Compass Trust III